SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-31655]

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of

1940

May 29, 2015

The following is a notice of applications for deregistration under section 8(f) of the Investment

Company Act of 1940 for the month of May 2015. A copy of each application may be obtained

via the Commission's website by searching for the file number, or for an applicant using the

Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090. An

order granting each application will be issued unless the SEC orders a hearing. Interested

persons may request a hearing on any application by writing to the SEC's Secretary at the address

below and serving the relevant applicant with a copy of the request, personally or by mail.

Hearing requests should be received by the SEC by 5:30 p.m. on June 23, 2015, and should be

accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a

certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature

of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the

reason for the request, and the issues contested. Persons who wish to be notified of a hearing may

request notification by writing to the Commission's Secretary.

Address: The Commission: Brent J. Fields, Secretary, U.S. Securities and Exchange

Commission, 100 F Street, NE, Washington, DC 20549-1090.

For Further Information Contact: Diane L. Titus at (202) 551-6810, SEC, Division of Investment

Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

First Opportunity Fund Inc. [File No. 811-4605]
Boulder Total Return Fund Inc. [File No. 811-7390]
Denali Fund Inc. [File No. 811-21200]

Summary: Each applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicants transferred their assets to Boulder Growth & Income Fund, Inc., and on March 20, 2015, applicants made distributions to their shareholders based on net asset value. Expenses of approximately, $229,373, $247,624 and $90,848, respectively, incurred in connection with the reorganizations were paid by applicants.

Filing Date: The application was filed on May 14, 2015.

Applicant's Address: 2344 Spruce St., Ste. A, Boulder, CO 80302.

John Hancock Collateral Investment Trust [File No. 811-22303]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. By January 31, 2015, all shareholders of applicant had redeemed their shares based on net asset value. Applicant has retained approximately $95,324 in cash to pay outstanding liabilities. Expenses of approximately $20,000 incurred in connection with the liquidation were paid by applicant.

Filing Dates: The application was filed on March 13, 2015, and amended on May 15, 2015.

Applicant's Address: 197 Clarendon St., Boston, MA 02216.

Destra Credit Opportunities Unit Investment Trust [File No. 811-22866]

Summary: Applicant, a unit investment trust, seeks an order declaring that it has ceased to be an investment company. Applicant represents that it will continue to operate in reliance on Section 3(c)(7) of the Act as its outstanding securities are, and following deregistration, will continue to be, owned exclusively by persons who, at the time of acquisition of such securities, are qualified purchasers, and it is not making or proposing to make a public offering of such securities. Applicant further represents that it has notified, or will promptly notify, its beneficial owners that certain legal protections afforded to unitholders under the Act will no longer apply.

Filing Date: The application was filed on April 29, 2015.

Applicant's Address: One North Wacker Dr., 48th Floor, Chicago, IL 60606.

Special Value Opportunities Fund LLC [File No. 811-21603]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant represents that it currently has fewer than 100 beneficial owners of its securities and will continue operation as a private fund in reliance on section 3(c)(1) of the Act. Applicant further represents that it has notified its beneficial owners that certain legal protections offered to shareholders of an investment company registered under the Act will no longer apply.

Filing Date: The application was filed on May 1, 2015.

Applicant's Address: 2951 28th St., Suite 1000, Santa Monica, CA 90405.

Loeb King Trust [File No. 811-22852]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company.

On February 25, 2015, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses incurred in connection with the liquidation were paid by Carl M. Loeb

Advisory Partners L.P., applicant's investment adviser.

Filing Date: The application was filed on May 1, 2015.

Applicant's Address: 125 Broad St., 14th Floor, New York, NY 10004.

For the Commission, by the Division of Investment Management, pursuant to delegated

authority.

Robert W. Errett
Deputy Secretary